

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

<u>Via E-mail</u>
Joshua G. Sisk
President
OICco Acquisition I, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re:     OICco Acquisition I, Inc.**
> **Post-Effective Amendment no. 4 to Form S-1**
> **Filed March 28, 2012**
> **File No. 333-162084**

Dear Mr. Sisk:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.  In particular, among other deficiencies, we note that your financial statements have not been updated.  We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.  We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail):     Harold Gewerter, Esq.